April 6, 2006

Andrew Kennedy Lang
Lightspace Corporation
125 CambridgePark Drive
Cambridge, Massachusetts 02140

Re: Lightspace Corporation
Form S-1
File No. 333-131857
Filed February 14, 2006
As amended March 10, 2006

Dear Mr. Lang:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Fee Table

1.   It appears that you are registering the issuance of securities to the underwriter (Fee Table lines 9 through 17). Please advise us as to your purpose for doing so given that the underwriter will not be able to rely on Section 4(2) of the Securities Act for resales by it to third parties. If your intent is to register such securities for resale, please revise the fee table and your disclosure throughout the prospectus as applicable.

2.   The securities issuable pursuant to the February 9, 2006 "Exchange Agreement" (Fee Table lines 18 through 27) may not be registered for a primary offering since the offers commenced prior to filing the registration statement, as is evident from the terms of the Exchange Agreement. Further, it appears these securities may not be registered for resale at this time because the issuance transactions have not been completed. Please remove these securities from this registration statement, and delete the "Alternate Prospectus" at pages A-1 to A-5. After you have completed the "Exchange Agreement" transactions privately, you may register the securities for resale on any Form available to you for resales at that time. Please revise throughout the prospectus as applicable. Please also note that it is inconsistent with Section 5 of the Securities Act to renegotiate a private offering while the related securities are still subject to a pending registration statement.

3.   The securities issuable upon surrender of the "Bridge Notes" cannot be registered as a primary offering since the offer commenced prior to filing the registration statement, as is evident from the terms of the Bridge Notes. Further, it appears these securities may not be registered at this time for resale because the issuance transactions have not been completed. After you have completed the Bridge Note surrender transactions privately, you may register the securities for resale on any Form available to you for resales at that time. Please revise throughout the prospectus as applicable. Please also note that it is inconsistent with Section 5 of the Securities Act to renegotiate a private offering while the related securities are still subject to a pending registration statement.

4.   Since the Bridge Note surrender Units are ineligible for the registered primary offering, it is unclear whether the surrender would qualify for meeting the minimum Unit offering requirement. Please revise or advise.

5.   Once the Underwriter's securities, "Exchange Agreement" and Bridge Note surrender transactions are all removed from registration, it appears that Form SB-2 would be available for the offering. See General Instruction I to Form S-1 and General Instruction A.1. to Form SB-2. Please re-file on Form SB-2 or tell why you believe you are eligible to use Form S-1.

Cover Page

6.   Please revise the first paragraph to highlight that $x (y%) of the stated aggregate offering proceeds will be applied to reducing outstanding indebtedness, resulting in only $z of net cash proceeds to the company from the minimum offering amount.   Further, revise the risk factor "*We may need additional capital to fund our growth*" at page 7 to explain the effect of this intended application of offering proceeds.

7.   In the first paragraph you disclose the aggregate proceeds to be received in the
        minimum and maximum scenarios. Please revise such disclosure to show
        expected offering proceeds amounts net of the underwriting commission payable.

8.   In the fourth paragraph you refer to $2.4 million of 8% senior secured notes to be
        surrendered for approximately 387,000 Units. In the table at page 4 you indicate
        $1.7 million of senior secured notes will be eliminated. Please reconcile the
        discrepancy in amounts.

The Offering, page 1

9.   We note that your pro forma statements assume a one for 2.5 reverse stock split of
        your common stock. Please clarify for us when the stock split is effective. Note
        that changes in capital structure due to reverse stock splits must be given
        retroactive effect in the balance sheet. An appropriately cross-referenced note
        should disclose the retroactive treatment, explain the change made and state the
        date the change became effective. Revise as necessary. Refer to SAB 4C and
        SFAS 128, paragraph 54 for guidance.

Historical and Pro Forma Financial Statements, page 2

10.   Please expand the note to the table on page 4 to explain the basis for the pro
        forma cash amounts shown.

Historical and Pro Forma Statements of Financial Position, page 4

11.   We note that you are using the minimum value method to estimate the value of
        the Exchange Warrants. This method is appropriate for a nonpublic entity.
        However, as indicated under Appendix E of SFAS 123, a company that makes a
        filing with a regulatory agency in preparation for the sale of any class of equity
        securities in a public market is considered to be a public entity. Please discuss the
        consideration that you have given to this guidance.

Risk Factors, page 7

12.   Please include appropriate risk factor headings for each risk factor included in this
        section. In doing so, please evaluate each of your headings to ensure that your risk
        factors clearly and specifically state the material risk to investors that is a
        consequence of the condition or uncertainty that you identify. Avoid risk factor
        headings that are too vague and generic to adequately describe the risk that
        follows or merely allude to the risk. You should describe the risk and its result
        clearly and concretely and include the nature of the specific risk or harm in your
        headings. Readers should be able to read the risk factor headings and come away
        with a strong understanding of what the risk is and the result of the risk as it

specifically applies to you. For example, but without limitation, please revise the following risk factor headings in response to this comment:

- We may need additional capital…;
- Our intellectual property…;
- Our future revenue growth…;
- The market for Lightspace systems is uncertain…; and
- Our certificate of incorporation….

Our efforts to sell internationally…, page 9

13.   Please identify the foreign countries where you have previously made sales.

A Trading Market for our common stock… page 11
Listing of Units, Common Stock and Warrants, page 39

14.   Briefly indicate whether the underwriter of this offering expects to make a market in your securities.

Selected Historical and Pro Forma Financial Data, page 20

15.   Since data for each of the last five fiscal years of the registrant is required, revise to explain that you were incorporated in August 2001, but did not begin operations until 2003. Discuss the effect on the comparability of the financial data presented. Refer to Item 301 of Regulation S-K.

Management's Discussion, page 21

Revenues, page 22
16.   Please discuss the significant quarterly variability of revenues in fiscal 2005, including reasons for the significant decline in the fourth quarter.

Liquidity, Capital Resources and Cash Flow, page 23

17.   We note that from March 2005 to September 2005 you did not produce any interactive tiles and during 2004 you encountered significant manufacturing problems. Please revise to provide a discussion of the significant manufacturing problems and quantify the impact that these matters have had on your business and what effect is expected in future periods. Please also describe the remedial steps taken. We note the current manufacturer is unable to produce components that meet your requirements, and you anticipate you will cancel the contract. Please revise MD&A to discuss if this cancellation is expected to have a material impact you're your revenues or operating results.

Manufacturing, page 29

18.   We note that you have limited supply sources for materials and services. Please discuss. Also, we note you are seeking to develop lower cost manufacturing methods and suppliers.   Please discuss.

Facilities, page 30

19.   We note that you outsource manufacturing. Please revise to clarify what you mean by "production requirements" at your facility.

Management Compensation, page 32

20.   Note 12 to the financial statements indicates the options granted in September 2005 Stock Incentive Plan are exercisable at $0.33. Note 2 to the table here indicates options granted under that program are exercisable at $0.83. Please reconcile.

Certain Relationships and Related Transactions, page 33

21.   We see in Note 7 to the financial statements that you engaged in transactions with an officer and principal stockholder during 2005. Please discuss those transactions in this section, or tell us why you believe they need not be disclosed.

22.   We note several transactions with affiliates described in Note 9 to the financial statements. Please tell us where each of these transactions is described in this section, revise to include them, or tell us why you believe they may be omitted.

Description of Securities, page 37
Where You Can Find More Information, page 45

23.   With respect to the second paragraph hereunder, material contracts and agreements should be filed as exhibits to the registration statement, not furnished upon request. In addition, since you are not currently a reporting company, you may not incorporate by reference any required disclosure. See Form S-1, General Instruction VII. Please revise appropriately.

Registration Rights, page 40

24.   As previously noted, you may not register a primary issuance of shares issuable upon exercise of outstanding conversion rights. Please revise this section accordingly.

Plan of Distribution, page 42

25.   Provide the information, including the table, required by Item 508(e) of
        Regulation S-K.

Financial Statements

Note 2. Basis of Presentation, page F-7

26.   Revise to clearly state that there is "substantial doubt" about your ability to
        continue as a going concern.   Going concern disclosures must use the words
        "substantial doubt."

Note 3. Summary of Significant Accounting Policies, page F-8
Revenue Recognition, page F-8

27.   We note that your products have hardware and software features. Please tell us
        how you allocate revenue to these elements. Explain if the customer is provided
        with a right to receive additional software products free or at a reduced price.
        Please explain how you comply with SOP 97-2 and EITF 00-21 with regard to
        your multiple element arrangements.

28.   Please tell us more about what is included in the line item "deferred revenue."
        Also, revise your liquidity section of your MD&A to describe the significant
        decrease from fiscal year 2004 to fiscal year 2005.

Warranty Reserve, page F-8

29.   We noted that your products are "generally" warranted against defects for twelve
        months following the sale. We also note on page 29, that pursuant to your
        warranty, products may be returned for repair, replacement or refund. Please tell
        us how warranty costs are estimated at the time of revenue recognition.

Note 9. Notes Payable, page F-12

30.   For each convertible note and warrant purchase agreement, please tell us and
        disclose the following:

        • All the material terms of the convertible notes, warrants and extensions or
          modifications, including but not limited to, the conditions under which the
          company or the holder may convert into common shares, the conversion rate
          and all conditions that may result in adjustments to that rate. Likewise, please
          clearly describe the material terms of all related agreements, such as any
          registration rights agreements and guarantee agreements.

- Describe <u>clearly</u> how you have accounted for the convertible notes, including why <u>no</u> value was assigned to the debt conversion feature. Cite the accounting literature that supports your accounting and explain in detail how you applied the guidance in EITF 98-5 and EITF 00-27.
- Provide a similar discussion of your accounting for the warrants and subsequent modifications. Provide us with your analysis under SFAS 133 and EITF 00-19. Include all of the significant terms of the warrants in your response.
- Revise the Critical Accounting Estimates section of MD&A to disclose the methodology and significant estimates used to value any of instruments you carry at fair value. In this regard, as applicable, please refer to the guidance provided in EITF 98-5, EITF 00-19 and the Division of Corporation Finance's Current Accounting and Disclosure Issues Outline at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf.

Note 10. Preferred Stock, page F-13

31.   For your Series A convertible preferred stock, please tell us and disclose the significant terms of the preferred stock. Significant terms include settlement alternatives and the party that controls settlement and conversion rates, as well as caps and floors on those rates. Please also tell us and disclose how you accounted for the issuance of the convertible preferred stock, warrants and any subsequent modifications. Cite the accounting literature upon which you relied and explain in detail how you applied that literature to the terms of your agreements.

Note 12. Stock Incentive Plan, page F-14

32.   Please revise to include all of the disclosures required by paragraphs 45-47 of SFAS 123, including the pro forma information required. We also refer you to the disclosure requirements of SFAS 148.

33.   Provide us with an itemized chronological schedule detailing each issuance of your common shares, preferred stock, stock options and warrants since March 2005 through the date of your response. Include the following information for each issuance or grant date:

- Number of shares issued or issuable in the grant
- Purchase price or exercise price per share
- Any restriction or vesting terms
- Management's fair value per share estimate
- How management determined the fair value estimate
- Identity of the recipient and relationship to the company
- Nature and terms of any concurrent transactions with the recipient

· Amount of any recorded compensation element and accounting literature relied upon to support the accounting.

In the analysis requested above, highlight any transactions with unrelated parties believed by management to be particularly evident of an objective fair value per share determination. Please provide us with a chronological bridge of management's fair value per share determinations to the current IPO price per share. Also, indicate when discussions were initiated with your underwriter(s) about the IPO price.

Note 15. Concentration of Credit Risk, page F-17

34.   Revise your disclosure to identify the total amount of revenues from each of your customers that exceed 10% of your total revenues. We refer you to paragraph 39 of SFAS 131.

Note 19. Subsequent Event, page F-19

35.   We note on February 9, 2006 that you entered into an Exchange Agreement with holders of Existing Notes, Series A Preferred stock and Existing Warrants. Please respond to the following:

- Tell us about your consideration, as well as your auditors, as to whether this event is a subsequent event that should be discussed in the footnotes to the financial statements. We noted that your auditors signed their opinion on March 3, 2006. Please advise.
- In addition, we noted that you modified the original conversion ratios related to Existing Notes, in order to effect the conversion. Please tell us about your consideration of any accounting consequences of this modification of the conversion terms. For example, tell us if you determined a new measurement date and tell us about your analysis of any beneficial conversion feature in accordance with EITF 98-5 and 00-27.
- Also, please disclose the method and significant assumptions used to value the warrants issued under the Exchange Agreement. Show how you accounted for these warrants and disclose the date of their issuance.

General

36.   Consideration should be given on an ongoing basis to the updating requirements of Rule 3-12 of Regulation S-X. Also, all amendments should contain a currently dated accountant's consent.

Recent Sales of Unregistered Securities, page II-2

37.   It appears you have limited disclosure in the section to equity securities. Please revise to include the issuance of all securities issued over the last 3 years in accordance with Reg. S-K Item 701.

Exhibits

38.   We note several references to sales of securities, such as notes, warrants and preferred stock. For example, you indicate on pages F-12 and F-13 of your financial statements issuances of notes to investors in April, November and December of 2004 and January, June and September of 2005. If material, please file copies of the securities sales contracts.

39.   You refer on page 24 to a purchase contract with a Chinese manufacturer. To the extent required by Item 601(b)(10) of Regulation S-K, please file such contract as an exhibit. In addition, to the extent you entered into purchase contracts with any of your customers that comprised at least 10% of your revenues, please also file such contracts as exhibits.

40.   Please file the escrow agreement described on page 42 as an exhibit.

Undertakings, page II-4

41.   Please include the undertakings required by Item 512(a)(5)(ii) of Regulation S-K. See Rule 430C(d) and Rule 424(b)(3).

General

42.   Consideration should be given on an ongoing basis to the updating requirements of Rule 3-12 of Regulation S-X. Also, all amendments should contain a currently dated accountant's consent.

                              * * * * * * * * *

        As appropriate, please amend your registration statement and periodic reports in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You may contact Julie Sherman at (202) 551-3640 or Angela Crane at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Morris at (202) 551-3601 or me at (202) 551-3444 with any other questions.

Sincerely,

Perry Hindin
Special Counsel

cc. James Kardon, Esq. (Hahn & Hessen)
    VIA TELEFAX (212) 478-7400